Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at July 31, 2016.

As at July 31, 2016
(in millions of Canadian dollars)

Subordinated Debt	4,461

Total Equity
Preferred Shares(1)	3,240
Common Shares	12,463
Contributed Surplus	294
Retained Earnings	20,456
Accumulated Other Comprehensive Income	4,224

Total Shareholders’ Equity	40,677
Non-controlling Interest in Subsidiaries	27

Total Equity	40,704

Total Capitalization	45,165

Notes:

(1)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 14, 15, 16, 17, 25, 27, 29, 31, 33, 35 and 36. For more information on the classification of Preferred Shares, please refer to Note 8 of the unaudited interim consolidated financial statements of Bank of Montreal for the quarter ended July 31, 2016.